

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX ANNOUNCES IT HAS ENTERED INTO A $200 MILLION STRATEGIC JOINT VENTURE PARTNERSHIP AND A $52.5 MILLION ASSET DISPOSITION WITH DAEWOO INTERNATIONAL CORPORATION AND DEVONIAN NATURAL RESOURCES PRIVATE EQUITY FUND.

CALGARY, ALBERTA (August 1, 2013) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce it has entered into a definitive agreement for an asset sale (the "Asset Sale") and joint venture (the "Joint Venture") with Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian"). Under the terms of the associated agreements, Bellatrix will sell, effective July 1, 2013, to Devonian and Daewoo jointly 50% of the Company's working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the "Sold Assets") for gross consideration of $52.5 million, subject to closing adjustments. The Sold Assets are producing approximately 268 boe/d (67% gas and 33% oil and liquids) net to the Sold Assets and include 3,858 net acres of Cardium rights and 1,119 net acres of Mannville rights.

The Joint Venture which will be effective as of July 1, 2013 will encompass a multiyear commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Joint Venture of approximately $200 million. Certain conditions precedent to closing, including Korean governmental and regulatory approvals, are expected to be satisfied or waived by August 30, 2013 which is expected to enable closing to occur on or before September 16, 2013.

Upon closing Bellatrix plans to increase its previously announced net capital expenditure plan for 2013 to approximately $235 million, and will utilize the net proceeds from the disposition to reduce the Company's indebtedness, and ultimately will direct it to the continued development of its Cardium and Mannville asset base.

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 692 net remaining Cardium locations and 401 net Notikewin/Falher locations as of January 1, 2013 representing net remaining capital requirements of $4.34 billion based on current costs. Based on the drilling commitment in the Joint Venture, the Joint Venture represents approximately 4.5% of the aforementioned inventory. As at June 30, 2013, Bellatrix has approximately 201,891 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan and including all opportunities has approximately 1,700 net exploitation drilling opportunities identified, with capital requirements of $8.22 billion based on current costs representing over 40 years of drilling inventory based on current annual cash flow. The Company continues to focus on adding Cardium and Notikewin/Falher prospective lands.

The Company's updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including, expected timing of satisfaction of conditions precedent to closing of the Asset Sale and the Joint Venture, anticipated capital expenditures of the Joint Venture, planned increase in capital expenditure budget upon closing, utilization of net proceeds from the Asset Sale, the Company's drilling inventory and capital requirements related thereto and time for development thereof may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to satisfaction of conditions precedent to the closing of the Asset Sale and the Joint Venture and related to closing thereof, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.